UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form  40-F ☐

Results of Acquisition of Treasury Shares

On July 16, 2026, KB Financial Group Inc. (“KB Financial Group”) announced that the share buyback program it commenced on April 24, 2026, which was previously announced on a Form 6-K furnished on April 23, 2026 titled “Resolution for the Acquisition of Treasury Shares,” has been completed. The details of the results of such share buyback program are as follows:

Acquisition period(1)	From	April 24, 2026
	To	July 14, 2026

Type and number of shares acquired	Common shares	3,581,623 shares
	Other shares	-

Average acquisition price per share		KRW 167,522

Total acquisition amount		KRW 599,999,968,200

Total number of treasury shares held by KB Financial Group following the acquisition		3,581,623 common shares (1.01% of the total number of shares issued, or 354,687,734 shares)

Note (1):

The “Acquisition Period” above is based on the date of each trade execution of share acquisition, whereas the acquisition completion (settlement) date of each share acquisition is the second business day following the date of the trade execution date, referred to as “T+2”. Accordingly, the final completion date of the share buyback program is July 16, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 16, 2026	By:	/s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer